Exhibit 99.1

Interim Financial Report 2025

For the period 1 January to 30 June 2025

Cadeler A/S. Incorporated in Denmark.
Registration Number (CVR no.): 3118 0503
Kalvebod Brygge 43, DK-1560 Copenhagen V, Denmark

Statement from the CEO

At the halfway mark of 2025, Cadeler is delivering results above full-year expectations.

Revenue for the first six months of 2025 more than tripled to EUR 299 million, an increase of EUR 217 million (265%) compared to the same period in 2024. EBITDA rose to EUR 213 million, representing a year-on-year increase of EUR 191 million (868%).

The first half of the year was characterised by significant fleet growth, disciplined project execution, and a sharpened strategic focus on Operations & Maintenance (O&M).

Fleet expansion with sustained earnings visibility and a utilisation rate developing as expected

Cadeler now operates the world’s largest and most versatile jack-up offshore wind installation fleet. In the first half of 2025, we took delivery of two advanced vessels—Wind Maker and Wind Pace —on or ahead of schedule, within budget, and with a strong safety record during construction. In addition, we acquired Wind Keeper, a highly capable O&M vessel, at a price well below its replacement cost.

Looking ahead to the second half of 2025, we remain on track to take delivery of two further vessels—Wind Ally and Wind Mover—further strengthening our ability to execute complex, large-scale projects and contribute to the competitiveness of offshore wind.

With a 12-vessel fleet by mid-2027, we offer increased scheduling flexibility and reduced execution risk to our customers. This advantage is reflected in a robust contract backlog that enhances earnings visibility and reflects a solid project pipeline and associated fleet utilisation. As of 26 August 2025, our order book stood at EUR 2.4 billion, down from EUR 2.5 billion on 31 March 2025. Our operating fleet achieved a combined utilisation rate of 67% in H1 2025, consistent with expectations and reflective of scheduled drydocking and planned transit periods for our newbuild vessel deliveries.

Strengthening our O&M capabilities

As offshore wind installations increase globally, so does the need for dependable O&M service solutions. Cadeler has steadily developed a strong presence in this segment, which in 2025 accounts for approximately 20% of our revenue.

In March, we launched Nexra—our dedicated O&M division—aiming to deepen client partnerships, improve vessel utilisation, diversify revenue streams, and drive recurring income.

In May, the acquisition of Wind Keeper—a newly-constructed vessel which, with modest upgrades, will be well-suited for the global O&M market—enables us to meet growing after market demand while enhancing fleet flexibility.

Sustained momentum in a changing market

Our strategy remains rooted in our long-term confidence in the offshore wind sector, underpinned by consistent client engagement and market demand. The sector is undergoing a transformative scale-up, requiring increased capacity and efficiency. Our international presence, state-of-the-art fleet and substantial order backlog position us well to support this evolution.

Europe remains our most mature and strategically important market, supported by strong policy frameworks and evolving auction models in countries such as the UK, Denmark, and the Netherlands. The Asia-Pacific region is continuing to mature at pace and we are seeing an increasingly well-developed pipeline of projects, enabling us to deploy multiple vessels in the region on an indefinite basis. We also have two vessels currently working on projects in the United States.

Maintaining agility through a strong organisation

Our people remain central to Cadeler’s success. This was evident in the first half of the year, not only in the success of our daily operations and in our capacity to adjust to Cadeler’s significant growth (both onshore and offshore), but also in our ability to act quickly when a strategic opportunity arose.

The swift acquisition of Wind Keeper—a complex transaction that required collaboration across various disciplines—was made possible by the maturity, agility, and commitment of our organisation. I am deeply grateful to all those at Cadeler for their drive and ambition, and for their excellence in execution.

Continued focus on sustainability

Sustainability in our own operations is integral to Cadeler’s mission of supporting energy transition. With the delivery of our newbuilds, we are lowering emissions intensity through energyefficient vessel design and are looking towards greener fuels, while simultaneously working to improve the environmental performance of our existing fleet. We are committed to reducing our greenhouse gas emissions, protecting marine ecosystems and have intensified efforts around resource efficiency and circularity.

Revised guidance as of 1 July 2025

Following the end of the reporting period, we updated our full-year revenue and EBITDA guidance, in part to account for termination compensation received in respect of the Hornsea 4 project. The shelving of the Hornsea 4 project frees up an A-class vessel for other deployments and does not affect our long-term financial outlook, which remains positive given sustained market developments.

Revenue for the year ending 31 December 2025 is now forecast to range between EUR 588 million and EUR 628 million (previously EUR 485 million to EUR 525 million). EBITDA guidance has also been raised and is now expected to range between EUR 381 million to EUR 421 million (previously EUR 278 million to EUR 318 million).

Outlook

As offshore wind’s central role in achieving low-carbon energy targets becomes clear—and as its importance to energy security continues to grow—the urgency for large-scale infrastructure build-out is intensifying. Cadeler is proud to be at the forefront of this effort with our future-ready fleet, solid project pipeline, and strong financial position.

Turbine sizes continue to grow, increasingly outpacing the capabilities of legacy installation vessels. From 2028, the industry is likely to face a shortage of suitably equipped assets. Cadeler, with our advanced vessels and project execution capabilities, stands ready to address this challenge and support the sector’s continued resilience and expansion.

We thank our customers, partners and shareholders for their ongoing support for our long-term development.

Mikkel Gleerup,

CEO

Management review

Management review

Business review

Cadeler A/S (“Cadeler” or the “Company” and, together with its subsidiaries, the “Cadeler Group” or the “Group”) is a key supplier of offshore wind installation, operations, and maintenance services. Cadeler’s experience as a provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver exceptional services to the industry. The Group, headquartered in Copenhagen, Denmark, has offices in Vejle (Denmark), Great Yarmouth (United Kingdom), Taipei (Taiwan), Tokyo (Japan) and Virginia (United States).

Recently, the Company announced the acquisition of a newly constructed jack-up wind turbine installation vessel (WTIV), to be named Wind Keeper, expanding the Group’s fleet and enhancing its capacity to meet the increasing global demand for offshore wind turbine operations & maintenance (O&M) services.

On 27 June 2025, Cadeler took delivery of the vessel (Wind Keeper), ahead of schedule. The newest addition to the fleet has already landed its first long-term firm O&M contract with Vestas, for a threeyear period commencing early in 2026. The vessel will undergo tailored upgrades before operation.

On 30 June 2025, Cadeler received a notice of termination from Ørsted A/S in relation to the Long-Term Agreement (LTA) for an A Class Windfarm Installation Vessel. The termination of the LTA was principally a result of Ørsted’s decision to discontinue work towards the Hornsea 4 Offshore Wind Farm. Cadeler is entitled to agreed compensation as a consequence of this termination.

In connection with the termination, Cadeler has updated its financial guidance for the year ending 31 December 2025, see Outlook section for more information.

Management review

Continued from previous page

Financial highlights

Key figures	H1 2025	H1 2024
EUR’000
Revenue	298,535	82,218
Cost of sales	(100,234)	(57,398)
Gross profit	198,301	24,820
Operating profit/(loss)	167,954	(1,363)
Net financials	3,171	2,633
Profit/(loss) for the period	167,733	153

Cash flow provided by operating activities	71,490	17,300
Cash flow used in investing activities	(673,280)	(295,987)
Of which investment in property, plant and equipment	(672,217)	(296,152)
Cash flow provided by financing activities	596,356	274,375
Net (decrease) in cash and cash equivalents	(5,434)	(4,312)
Share related key figures
Earnings per share (EPS), EUR	0.48	0.00
Diluted earnings per share (diluted EPS), EUR	0.48	0.00
Operational metrics (see APM)
Contracted days (no. of days)	770	344
Utilisation (%)	66.9%	47.2%

Management review

Continued from previous page

Key figures	30 June 2025	31 December 2024
EUR’000
Total assets	2,769,469	1,937,016
Non-current asset	2,416,799	1,748,400
Total liabilities	1,398,542	703,122
Equity	1,370,927	1,233,894
Cash and cash equivalents	53,030	58,464

Financial ratios and operational metrics
Return on assets (%)	7.2%	4.4%
Return on equity (%)	12.9%	6.0%
Equity ratio (%)	49.5%	63.7%

Average number of employees[1]
Onshore	285	242
Offshore	513	364

The financial ratios and operational metrics are calculated in accordance with the terms and definitions set out in the Annual Report 2024 and in the Alternative Performance Measures section (APM) of this interim financial report.

Financial review

The Group’s revenue in the first six months of 2025 was EUR 299 million, which is an increase of EUR 217 million compared to revenue of EUR 82 million in the first six months of 2024. The year-on-year change in the Group’s result was driven principally by the receipt of termination fees in respect of the LTA and increased revenue from fleet expansion and higher utilisation.

Cost of sales, amounting to EUR 100 million, was EUR 43 million higher than the EUR 57 million recorded for the first six months of 2024. This increase was mainly due to the addition of new vessels to the fleet: Wind Peak in August 2024, Wind Maker in January 2025, and Wind Pace in March 2025.

The Group’s seven operating vessels achieved a combined 67% utilisation rate for the first six months of 2025, compared to 47% in the same period in 2024, mainly due to three of the Group's four operating vessels undergoing scheduled drydock and crane upgrades during the first quarter of 2024. The Group’s utilisation rate for the first six months of 2025 was impacted by transit time associated with the delivery of newbuild vessels and the scheduled drydocking of Wind Osprey.

Administrative costs rose by EUR 6 million, from EUR 27 million in H1 2024 to EUR 33 million in H1 2025, mainly driven by the Group’s increasing headcount, which includes the strategic recruitment of key personnel to ensure an elevated level of support for ongoing operations and significant new projects.

In H1 2025, the Group's EBITDA amounted to a EUR 213 million profit, an increase of EUR 191 million compared to a result of EUR 22 million for the same period in 2024, as disclosed in the Alternative Performance Measures section.

1 Average number of full-time equivalent Cadeler employees for the reporting period. Figures do not include consultants or contractors.

Management review

Continued from previous page

For the first half of 2025, the Group result is a profit of EUR 168 million, which is a substantial increase from the EUR 153 thousand profit earned in the comparative period in 2024. The Group’s result was principally driven by higher gross profit for the period, principally due to receipt of termination fees in respect of the LTA and an increase in operating vessels in the period along with an increase in vessel utilisation.

Net cash flow from operating activities of EUR 71 million in H1 2025 was EUR 54 million higher than the EUR 17 million recorded for H1 2024. This is mainly driven by increased operating profit and deferred revenue, partially offset by an increase in trade receivables, contract assets, prepayments and other receivables.

Net cash outflow from investing activities in H1 2025 was EUR 673 million, an increase of EUR 377 million compared to EUR 296 million in H1 2024. The increase was driven by instalment payments for the Group's vessels under construction.

Net cash inflow from financing activities was EUR 596 million, an increase of EUR 322 million compared to EUR 274 million in H1 2024. This was driven by proceeds from borrowing net of bank fees of EUR 644 million in H1 2025.

The Group's equity closed at EUR 1,371 million in H1 2025, an increase of EUR 137 million from the opening balance of EUR 1,234 million. Developments in the Group's equity were driven by profit of EUR 168 million in H1 2025, offset by EUR 30 million in value lost from hedging activity adjustments (including cost of hedging reserves).

As of 30 June 2025, total assets amounted to EUR 2,769 million, a 43% increase for the reporting period, driven principally by an increase in property, plant and equipment of EUR 672 million (of which EUR 691 million was attributable to Assets under construction (AUC) and the remaining amount to other projects, such as dry docking).

On 17 January 2025 the Company requested utilisation of EUR 40 million under the Green Corporate Facility, and on 14 February 2025 a further EUR 40 million was requested.

On 31 January 2025, the Company took delivery of the sixth vessel in its fleet, Wind Maker, which was delivered at the Hanwha Ocean Shipyard in South Korea. Additionally, on 23 January 2025, the Company drew down half of the M-class Facility to pay the final instalment for the Wind Maker amounting to EUR 212 million.

On 26 March 2025, the Company took delivery of the seventh vessel (the second P-Class Vessel) in its fleet, Wind Pace. Additionally, on 17 March 2025, the Company requested the utilisation of EUR 211 million under the P-Class Facility to finance the final instalment for this Vessel.

On 21 March 2025 the A-class facility was signed. Cadeler A/S and two of its subsidiaries, Wind Ally Limited and Wind Ace Limited, entered into a Sinosure-backed Green Term Loan Facility of up to EUR 525 million (with a 12 year tenor) (the “A-class Facility”) with a group of banks led by DNB and supported by Crédit Agricole, CIC, HSBC, KfW-IPEX, OCBC, Rabobank, Santander, Société Générale, SpareBank 1 SR-Bank and Standard Chartered Bank, to finance the purchase of the first two of the Cadeler Group’s three newbuild A-class vessels. At the time of its execution, the effectiveness A-class Facility was contingent upon the receipt by the lenders thereunder of written confirmation from Sinosure that each of the insurance policies to be issued by Sinosure in connection with the facility had been approved for issuance. That confirmation was duly made and all lenders confirmed their acceptance of the same on 31 May 2025; the A-class Facility is therefore fully effective. The loan agreement includes a “pre-delivery” tranche of EUR 50 million to be utilised against the penultimate yard instalment for Wind Ace and will be refinanced by the post-delivery tranche upon expected delivery in Q3 2026.

On 22 May 2025, Cadeler and its subsidiary, Wind Keeper Limited, entered into a EUR 150 million Facilities Agreement (the “Wind Keeper Bridge Facility”) with DNB Bank ASA in order to finance the purchase of the Wind Keeper.

On 22 May 2025, Cadeler requested utilisation of EUR 88 million of the Wind Keeper Bridge Facility, and a further EUR 62 million utilisation was requested on 24 June 2025.

Management review

Continued from previous page

The Company has significant headroom to comply with its debt covenants. As of 30 June 2025, the Company had liquidity of EUR 204 million available from cash on hand and committed facilities, including the New Debt Facility and the Holdco Facility.

Related party transactions

Related party transactions over the reporting period are limited to guarantee fees issued by BW Group Limited, administrative support provided by Scorpio Services Holding and training courses provided by BW Maritime, see Note 10 for further details.

Impact on the external environment

There have been no significant changes to our sustainability strategy since the publication of the 2024 Annual Report. Sustainability remains a strategic objective for the Company and is key to its ability to create long-term value for its shareholders. It represents an opportunity for innovation, improved efficiency and a foundation for growth. The Company strives to identify and reduce the impact that its business has on the environment and the communities and is committed to delivering leadership in matters of environment, health and safety, employment, and corporate responsibility across its value chain, as detailed in the 2024 Annual Report, which integrates the sustainability statements.

Order backlog

Cadeler’s order book for 2025 is substantially filled. As of 26 August 2025, notable contracts signed since 30 June 2025 include:

●	On 18 July 2025, Cadeler signed a long-term contract with Vestas with respect to the newest addition to Cadeler’s fleet, Wind Keeper. The contract contemplates a firm period of three years, with options to extend that period by two and a half years in aggregate. The firm value of the contract to Cadeler is approximately EUR 210m; if all options are exercised, the contract is expected to be worth in excess of EUR 380m.
●	On 22 August 2025, Cadeler signed a firm contract for WTG installation at the Formosa 4 Offshore Wind Farm in Taiwan. The project, expected to commence in March 2028 and to last for approximately 150 days, will be executed by one of Cadeler's M-class vessels. The value of the contract to Cadeler is estimated to be between EUR 70 and EUR 80 million.

Vessel Reservation Agreements (VRAs) are not included in the contract backlog. Since 31 December 2024, Cadeler has announced the signing of one notable VRA with Ocean Winds for the installation of the wind turbine generators at BC-Wind offshore wind farm in the Polish Baltic Sea. The potential value to Cadeler of the contract to be negotiated during the pendency of that VRA is expected to be between EUR 48 and EUR 56 million.

On 30 June 2025, Cadeler received a notice of termination from Ørsted A/S in relation to the Long-Term Agreement for an A-class Windfarm Installation Vessel initially disclosed on 8 April 2024. The termination of the Long-Term Agreement was principally a result of Ørsted’s decision to discontinue work towards the Hornsea 4 Offshore Wind Farm. The value of the Long-Term Agreement was removed from the Group’s order backlog effective as of 30 June 2025.

Management review

Continued from previous page

The Group’s order backlog as of the date of the release of this interim report amounted to EUR 2,499 million.

	Within 1	After 1
EUR million	year	year	Total
Contract backlog as of 30 June 2025	699	1,323	2,022
Additions in the period 1 July 2025 to 26 August 2025:
Firm	10	281	291
Subject to exercise of counterparty options (non-contingent)	6	87	93
Subject to exercise of counterparty options (contingent)	6	87	93
Contract backlog as of 26 August 2025 [1]	721	1,778	2,499

Refer to Note 3 for further information regarding the total contract backlog.

1 As of the report release date, 97% of the contract backlog (an aggregate of EUR 2,419 million) relates to projects for which the relevant counterparty has taken a positive final investment decision (FID), and an aggregate of EUR 80 million remains subject to counterparty FID.

2025 Outlook

Guidance for the financial year 2025

In the Annual Report 2024 published on 25 March 2025, Cadeler provided guidance for the financial year ending 31 December 2025 that revenue was expected to be in the range between EUR 485 to 525 million while EBITDA was expected to be in the range EUR 278 to 318 million.

Cadeler has updated its financial guidance for the year ending 31 December 2025, with full-year revenue now expected to be within the range of EUR 588 million and EUR 628 million, principally due to the receipt of termination fees in respect of long-term agreement for A-class WTIV with Ørsted. In addition, Cadeler has revised upwards its EBITDA guidance for the financial year ending 31 December 2025, with full-year EBITDA now expected to be within the range of EUR 381 million and EUR 421 million.

The global offshore wind outlook for 2030 has been revised downward amid project delays, political uncertainty, and increasing prices. Political headwinds in the US, project delays, and increasing cost pressures from supply chain bottlenecks and inflation are leading to developers to respond with greater caution, but the market is showing clear signs of adjustment. Auction activity is picking up, with major tenders such as the upcoming UK AR7 auction on the horizon, and a large volume of projects have already reached Final Investment Decision (FID).

Authorities are actively refining policies to attract more bids, indicating a short-term recalibration before an expected acceleration in growth. At the same time, demand for operations and maintenance, particularly major component replacement, is increasing as more turbines are installed, especially larger units in deeper and more remote waters. Cadeler is well-positioned in this evolving landscape, supported by a strong order backlog, expanding fleet, and continued strategic focus including a dedicated O&M offering.

Cadeler’s guidance for 2025 is subject to risks and uncertainties, many of which are beyond the Company’s control. Market-shaping events such as economic turbulence, workforce shortages, supply chain disruptions, strikes, embargoes, political instability, or adverse weather conditions could impact operations. Vessel off-hire periods due to accidents, technical issues, or contractual non-performance may also affect project execution. Furthermore, delays, cancellations, or changes to contract terms, crewing, or administrative costs could materially influence earnings.

Interim condensed
consolidated
financial
statements

Interim condensed consolidated statement of profit or loss and other comprehensive income

EUR’000	Note	H1 2025	H1 2024
Revenue	3	298,535	82,218
Cost of sales		(100,234)	(57,398)
Gross profit		198,301	24,820
Net other operating income and expenses		2,854	747
Administrative expenses		(33,201)	(26,930)
Operating profit/(loss)		167,954	(1,363)

Financial income		4,747	4,862
Financial expenses		(1,576)	(2,229)
Profit before income tax		171,125	1,270

Income tax expense		(3,392)	(1,117)
Profit for the period		167,733	153
Profit for the period attributable to:
Equity holders of the parent	4	167,733	153

Earnings per share
Basic, profit for the period attributable to ordinary equity holders of the parent (EUR per share)	4	0.48	0.00
Diluted, profit for the period attributable to ordinary equity holders of the parent (EUR per share)	4	0.48	0.00
Other comprehensive income/loss
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		-	16,077
Cash flow hedges - changes in fair value	9	(21,779)	16,778
Cash flow hedges - items recycled	9	(2,772)	(59)
Cash flow hedges - cost of hedging	9	(5,535)	6,184
Other comprehensive income/(loss), net of tax		(30,086)	38,980
Total comprehensive income/(loss) for the period, net of tax		137,647	39,133
Total comprehensive income attributable to:
Equity holders of the parent	4	137,647	39,133

Interim condensed consolidated balance sheet

EUR’000	Note	30 June 2025	31 December 2024
Intangible assets	6	19,106	18,190
Property, plant and equipment	5	2,384,551	1,712,266
Right-of-use assets		11,133	10,337
Leasehold deposits		1,090	1,014
Derivative assets	9	919	6,593
Total non-current assets		2,416,799	1,748,400
Inventories		2,269	1,039
Trade and other receivables		111,509	62,986
Contract assets	3	154,330	37,609
Prepayments		30,811	16,643
Current derivative assets	9	721	11,875
Cash and cash equivalents		53,030	58,464
Total current assets		352,670	188,616
Total assets		2,769,469	1,937,016
Share capital	8	47,144	47,144
Share premium		1,099,495	1,099,495
Treasury shares		(2,999)	(1,283)
Reserves		(906)	29,180
Retained earnings		228,193	59,358
Total equity		1,370,927	1,233,894
Lease liabilities		10,133	9,697
Deferred tax liabilities		11,972	11,972
Deferred revenue	3	8,337	1,747
Debt to credit institutions	9	993,600	539,854
Derivative liabilities	9	16,663	16,205
Total non-current liabilities		1,040,705	579,475
Trade and other payables		52,237	43,595
Current provisions		841	841
Payables to related parties	10	201	223
Deferred revenue	3	79,984	45,590
Current lease liabilities		1,710	1,274
Current income tax liabilities		3,848	752
Current debt to credit institutions	9	204,785	31,163
Current derivative liabilities	9	14,231	209
Total current liabilities		357,837	123,647
Total liabilities		1,398,542	703,122
Total equity and liabilities		2,769,469	1,937,016

Interim condensed consolidated statement of changes in equity

				Reserves
							(Accumulated
			Treasury	Hedging	Cost of hedging	Foreign currency	losses)/ retained
EUR’000	Share capital	Share premium	shares	reserves	reserves	translation reserve	earnings	Total

2025
At 1 January 2025	47,144	1,099,495	(1,283)	(3,332)	5,131	27,381	59,358	1,233,894
Profit for the period	-	-	-	-	-	-	167,733	167,733
Other comprehensive income for the period	-	-	-	(24,551)	(5,535)	-	-	(30,086)
Total comprehensive profit for the period	-	-	-	(24,551)	(5,535)	-	167,733	137,647
Share-based payments	-	-	-	-	-	-	1,102	1,102
Treasury shares	-	-	(1,716)	-	-	-	-	(1,716)
End of 30 June 2025	47,144	1,099,495	(2,999)	(27,883)	(404)	27,381	228,193	1,370,927

2024
At 1 January 2024	41,839	952,858	-	(17,938)	(3,621)	(6,724)	(7,373)	959,041
Profit for the period	-	-	-	-	-	-	153	153
Other comprehensive income for the period	-	-	-	16,719	6,184	16,077	-	38,980
Total comprehensive profit for the period	-	-	-	16,719	6,184	16,077	153	39,133
Capital increase Feb 2024	5,301	149,567	-	-	-	-	-	154,868
Costs incurred in connection with Feb 2024 capital increase	-	(2,506)	-	-	-	-	-	(2,506)
Capital increase June 2024	4	84	-	-	-	-	-	88
Share-based payments	-	-	-	-	-	-	691	691
End of 30 June 2024	47,144	1,100,003	-	(1,219)	2,563	9,353	(6,529)	1,151,315

Interim condensed consolidated statement of cash flows

EUR’000	Note	H1 2025	H1 2024

Cash flow from operating activities
Profit for the period		167,733	153
Adjustments of non-cash items	7	49,961	26,530
Changes in working capital	7	(145,943)	(10,671)
Income tax paid		(711)	(1,172)
Interest received		450	2,461
Net cash provided by operating activities		71,490	17,300
Cash flow from investing activities
Additions to property, plant and equipment	5	(672,217)	(296,152)
Additions to intangible assets		(987)	(8)
Leasehold deposits		(76)	173
Net cash used in investing activities		(673,280)	(295,987)
Cash flow from financing activities
Principal repayment of lease liabilities		(934)	(876)
Interest paid		(21,166)	(5,485)
Proceeds from issue of share capital		-	154,956
Transactional costs on issues of shares		-	(2,506)
Repurchase of treasury shares		(1,716)	-
Bank charges		(56)	-
Proceeds from borrowing net of bank fees (of EUR 17.1 million in H1 2025 and EUR 1.7 million in H1 2024)	9	644,057	128,286
Repayment of loan	9	(23,829)	-
Net cash provided by/(used in) financing activities		596,356	274,375
Net (decrease)/increase in cash and cash equivalents		(5,434)	(4,312)
Cash and cash equivalents at beginning of the period		58,464	96,608
Effect of exchange rate on cash and cash equivalents		-	754
Cash and cash equivalents at end of the period		53,030	93,050

Notes to the interim condensed
consolidated financial statements

Notes to the interim condensed consolidated financial statements

Note 1

General information

Corporate information

Cadeler A/S (the “Company”, “Parent Company” or the “Group”) is incorporated and domiciled in Denmark. The address of its registered office is Kalvebod Brygge 43, DK-1560 Copenhagen, Denmark. The Company is listed on the Oslo Stock Exchange (ticker: CADLR) and on the New York Stock Exchange (ticker: CDLR).

The Group is a global leader in offshore wind installation, operations, and maintenance services and is headquartered in Copenhagen, Denmark. The Group owns eight offshore jack-up windfarm installation vessels: Wind Orca, Wind Osprey, Wind Scylla, Wind Zaratan, Wind Peak, Wind Maker, Wind Pace and the recently added Wind Keeper. In addition to wind farm installation, these vessels can perform maintenance, construction, decommissioning, and other tasks within the offshore industry.

The interim condensed consolidated financial statements of the Group are composed of the financial statements of Cadeler A/S and its subsidiaries (which are all wholly owned by the Parent Company Cadeler A/S). For more information on the subsidiaries of Cadeler A/S please refer to Note 29 to the consolidated financial statements for 2024.

The interim condensed consolidated financial statements for the six months ended 30 June 2025 are unaudited.

Note 2

Basis of Presentation and other significant accounting policies

2.1. Basis for preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as endorsed by the EU and with further requirements in the Danish Financial Statements Act for interim reports of listed companies.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of 31 December 2024.

The accounting policies, judgements and estimates are consistent with those applied in the Annual Report for 2024. For a complete description of accounting policies, see Note 2 to the consolidated financial statements for 2024.

The interim condensed consolidated financial statements are presented in euros and all values are rounded to the nearest thousand, except when otherwise indicated.

Effective 1 January 2025, the functional currency of former Eneti group entities were changed to the euro (€). This change was made to better reflect the economic environ-ment in which the subsidiaries operate and to align the reporting across the Group.

Comparative figures

Consolidated figures for the six months ended 30 June 2024 comprised the Parent Company, Cadeler A/S, and its subsidiaries (which are wholly owned by the Group). For more information, please refer to Note 29 to the consolidated financial statements in the Annual Report 2024. The activities between the two years are unchanged, hence the numbers are comparable.

Going concern assessment

The Company’s Board of Directors and Executive Directors have, at the time of approving the interim condensed consolidated financial statements, assessed that the Group has adequate resources to continue as a going concern at least 12 months after the balance sheet date.

Thus, the Group continues to adopt the going concern basis of accounting in preparing the interim condensed consolidated financial statements.

Note 2

Basis of Presentation and other significant accounting policies

Continued from previous page

2.2. Changes in accounting policies and disclosures

2.2.1. New accounting policies and disclosures

The Group has adopted standards and interpretations effective as of 1 January 2025. Adoption of new and amended standards and interpretations had no material impact on the interim condensed consolidated financial statements.

2.2.2. Standards issued but not yet effective

The IASB has issued a number of amended accounting standards (IFRS) and interpretations (IFRIC). The Group has assessed these accounting standards and interpretations, and does not anticipate the amended standards to have any material impact on either the Group’s figures or disclosures.

IFRS 18 Presentation and Disclosure in Financial Statements, which was issued in April 2024, becomes effective for reporting periods beginning on or after 1 January 2027 and thus has no impact on the Group’s interim condensed consolidated financial statements. The Group will assess the impact of these accounting standards on the Group’s figures and disclosures.

The Group has not early adopted any standard, interpretation or amendments that have been issued but are not yet effective.

2.3. Material accounting judgements, estimates and assumptions

The preparation of the Group’s interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The following accounting judgements, estimates and assumptions, which Management deems to be material to the preparation of the interim condensed consolidated financial statements, are unchanged from year-end 2024:

●	Useful life of vessels
●	Impairment of non-financial assets
●	Identification of CGU for the purpose of goodwill impairment
●	Revenue recognition
●	Macroeconomic factors and climate risks
●	Income tax

Refer to Note 2.4 to the consolidated financial statements for 2024.

Note 3

Revenue

Disaggregation of revenue from contracts with customers by activity

The following table provides information about disaggregated revenue.

EUR’000	H1 2025	H1 2024

Revenue disaggregation
Time charter services and transportation and installation services	178,163	68,282
Other revenue, including fees earned for early termination of contracts by customers	120,372	13,936
Total revenue	298,535	82,218

For the six months ended 30 June 2025, the lease component, included within time charter services and transportation and installation, amounts to EUR 74 million (H1 2024: EUR 18 million).

Cadeler Group’s revenue for the six months ended 30 June 2024 is allocated across regions, with 49% generated from Europe and 51% from the rest of the world (H1 2024: 45% from Europe and 55% from the rest of the world). This split excludes the cancellation fee received from Ørsted.

Time charter and time charter related revenue

Revenue from time charter hire services represents contracts with customers where the Group utilises its vessels, equipment and crew to deliver a service to the customer based on either a fixed day rate or milestone deliverables. Contracts may also include other promises such as mobilisation and demobilisation, catering and accommodation.

Transportation and installation revenue

Revenue from transportation and installation (T&I) represents contracts with customers where the Group utilises its vessels, equipment and crew to perform the transportation and installation of offshore wind turbine foundations as well as heavy lifting operations, decommissioning and planning and engineering.

Revenue from transportation and installation activities may, depending on the contract, represent one or more performance obligations.

Usually a fixed milestone payment schedule will be agreed upon. The transaction price may include variable elements, such as those related to fuel, commodities, etc. Payment terms with customers are considered industry standard and do not include a significant financing component. To the extent possible, we obtain payment guarantees to minimise the credit risk during the contract term.

Refer to Note 3 to the consolidated financial statements for 2024 for further information regarding the Group’s accounting policies for each revenue stream.

Lease and non-lease components of revenue

Revenue from time charter and T&I services includes both a lease component (use of the vessels) and a service component. These components are not treated or priced separately in the contracts, nor does the Group offer either of the services separately.

The service component of time charter contracts is primarily derived from crewing costs with a markup. The lease component is calculated by applying the bareboat charter to the on-hire days.

Deferred revenue

Payments received in advance and reservation fees are deferred and recognised as current liabilities if the service or leasing components are due within one year or less. Otherwise, they are presented as non-current liabilities. Deferred revenue is recognised as revenue in profit or loss over time over the period during which the related service is performed.

Note 3

Revenue

Continued from previous page

Contract cost

Incremental costs of obtaining a contract and certain costs to fulfil a contract are recognised as an asset if certain criteria are met. Any capitalised contract costs assets are amortised on a systematic basis that is consistent with the transfer of the related goods or services to the customer.

Refer to Note 3 to the consolidated financial statements for 2024 for further information re-garding the Group’s accounting policies for each revenue stream.

As of 30 June 2025, the Company's receivables include contract assets totalling EUR 154 mil-lion, a significant increase from EUR 37 million in 2024. These contract assets represent the Company's entitlement to proportional consideration for ongoing projects as of the balance sheet date. Typically, these contract assets are reclassified to trade receivables when the Company fulfils its obligations and the right to consideration becomes unconditional.

Deferred revenue movement table:

EUR’000	H1 2025	H1 2024

Deferred revenue at 1 January	47,337	13,881
Deferred during the period	66,748	45,633
Recognised as revenue during the period	(25,764)	(34,594)
Total deferred revenue at end of period	88,321	24,920
Current	79,984	23,186
Non-current	8,337	1,734

Major customers

For the six months ended 30 June 2025, revenue from four customers each exceeded 10% of total revenue. The revenue derived from these four customers was EUR 121 million, EUR 41 million, EUR 40 million, and EUR 33 million respectively.

For the six months ended 30 June 2024, revenue from three customers each exceeded 10% of total revenue. The revenue derived from these three customers was EUR 31.7 million, EUR 18.4 million and EUR 14.3 million, respectively.

Operating segments and geographical information

The Group operates seven windfarm installation vessels, which are viewed as one segment. The vessels operate in a global market and are often redeployed to different regions due to changing customers or contracts. Accordingly, we report our operations as a single reportable segment.

Note 3

Revenue

Continued from previous page

Contract backlog

The Group’s order backlog as of the reporting date amounted to EUR 2,022 million (H1 2024: EUR 1,915 million). The table below includes signed contracts as of 30 June. EUR 330 million (H1 2024: EUR 157 million) of the backlog pertains to contracts that management expects to recognise in 2025.

	Within 1	After 1
EUR million	year	year	Total

Contract backlog
Firm	593	1,149	1,742
Subject to exercise of counterparty options (non-contingent)	53	87	140
Subject to exercise of counterparty options (contingent)	53	87	140
Total as of 30 June 2025¹	699	1,323	2,022
Firm	281	1,245	1,526
Subject to exercise of counterparty options (non-contingent)	23	172	195
Subject to exercise of counterparty options (contingent)	23	172	195
Total as of 30 June 2024²	326	1,589	1,915

On 30 June 2025, Cadeler received a notice of termination from Ørsted A/S in relation to the Long-Term Agreement (LTA) for an A Class Windfarm Installation Vessel initially disclosed on 8 April 2024. The termination of the Long-Term Agreement was principally a result of Ørsted’s decision to discontinue work towards the Hornsea 4 Offshore Wind Farm. The value of the LTA was removed from the Group’s order backlog effective as of 30 June 2025.

1 As of 30 June 2025, 100% of the contract backlog relates to projects for which the relevant counterparty has taken a positive FID.

2As of 30 June 2024, 86% of the contract backlog (an aggregate of EUR 1.642 million) relates to projects for which the relevant counterparty has taken a positive FID, and an aggregate of EUR 273 million remains subject to counterparty FID. This refers to both firm and option line items.

Note 4

Earnings Per Share (EPS)

The following table reflects the income and share data used in the basic and diluted EPS calculations:

EUR’000	H1 2025	H1 2024
Profit attributable to ordinary equity holders of the parent for basic earnings	167,733	153
Profit attributable to ordinary equity holders of the parent adjusted for the effect of dilution	167,733	153

Thousands	H1 2025	H1 2024
Weighted average number of ordinary shares for basic EPS¹	350,957	341,158
Effect of dilution from share based payments programme	1,404	990
Weighted average number of ordinary shares adjusted for the effect of dilution¹	352,361	342,148

The weighted average number of ordinary shares takes into account the weighted average effect of share-based payments during the period.

In the comparative period, the weighted average number of shares reflected the issuance of 39.5 million shares in connection with the private placement on 15 February 2024, as well as an additional 28 thousand shares issued in connection with the private placement on 26 June 2024.

Refer to Note 11 to the consolidated financial statements for 2024 for further information regarding the Group’s accounting policies.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorisation of these financial statements.

1The weighted average number of shares takes into account the weighted average effect of share-based payments during the period.

Note  5

Property, plant and equipment

			Other fixtures and	Assets under
EUR’000	Vessels	Dry dock	fittings	construction	Total

Cost 2025
1 January 2025	1,056,664	17,644	13,513	736,610	1,824,431
Additions	18,008	649	6,204	691,428	716,289
Transfer from assets under construction	707,330	7,723	-	(715,053)	-
Disposals	(270)	-	-	-	(270)
30 June 2025	1,781,732	26,016	19,717	712,985	2,540,450

Accumulated depreciation and impairment
1 January 2025	104,119	6,541	1,505	-	112,165
Depreciation charge	39,940	2,380	1,414	-	43,734
Disposals	-	-	-	-	-
30 June 2025	144,059	8,921	2,919	-	155,899
Net book value	1,637,673	17,095	16,798	712,985	2,384,551

Additions during the first half of 2025 are driven by downpayments of EUR 691 million for the third A-class foundation installation vessels (EUR 102 million), the P-class vessels (EUR 201 million), the M-class and Wind Keeper installation vessels (EUR 374 million) and O-class vessel upgrades (EUR 14 million) represented above on assets under construction.

Additions during the first half of 2024 were mainly driven by downpayments of EUR 250 million for the third A-class foundation installation vessels (EUR 94 million), the P-class vessels (EUR 51 million), the M-class installation vessels (EUR 66 million) and the final instalments for the main cranes for both Wind Orca (EUR 17 million) and Wind Osprey (EUR 22 million).

Transfer from assets under construction during the first half of 2025 were mainly related to newbuilt Wind Pace (EUR 326 million), newbuilt Wind Maker (EUR 356 million), vessel upgrades on Wind Peak (EUR 18 million), vessel upgrades on O-class vessels (EUR 11 million) and dry dock on Wind Osprey (EUR 4 million), while in the comparative period they related to the main cranes for both Wind Orca (EUR 60 million) and Wind Osprey (EUR 54 million).

In addition, assets under construction contains EUR 3 million (H1 2024: EUR 4 million) in guarantee fees to BW Group related to the A-class and P-class newbuild vessels.

Borrowing costs for H1 2025 have been capitalised in the total amount of EUR 29 million (H1 2024: EUR 5.4 million). The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the Company’s general borrowings during the reporting period, in this case 3.6% (H1 2024: 4%).

Impairment test of vessels (excluding goodwill)

For its assessment of the value of the vessels, the Company has considered impairment indicators and revised assumptions considered most significant in the fair value and value-in-use assessment in Annual Report 2024. Cadeler has assessed there were no significant changes to the value in use assumptions. The Company has identified neither internal nor external impairment indicators. Therefore, Management has not performed an impairment test of the value of the vessels as of 30 June 2025.

Note 6

Goodwill

Goodwill arising from the acquisition of Eneti is allocated to a single cash-generating unit (CGU), being the transport and installation of offshore wind turbine generators and their foundations by specialised installation vessels (WTGFIV) as it is from this CGU that the synergies are expected to arise.

The WTGFIV CGU is comprised of Cadeler’s O-class vessels, Wind Peak, Wind Pace, Wind Maker and Scylla. The recoverable amount of the WTGFIV CGU is determined based on the value of the vessels included in the CGU, which showed no indication of impairment.

For the assessment of the value of the vessels, the Company has considered impairment indicators and revised the assumptions considered most significant in the fair value and value-in-use assessment in the Annual Report 2024. Cadeler has assessed there were no significant changes to the value in use assumptions. The Company has identified neither internal nor external impairment indicators. Therefore, as of 30 June 2025 Management has not performed an impairment test of either the value of the vessels nor of goodwill.

Note 7

Statement of Cash Flows specifications

EUR’000	Note	H1 2025	H1 2024
Adjustments of non-cash items
Depreciation and amortisation		44,542	23,080
Finance income		(450)	(2,461)
Interest expenses		247	4,506
Finance costs		56	-
Income tax expense		3,807	1,117
Fair value change of derivative instruments through profit or loss	9	(289)	(403)
Items recycled through OCI		946	-
Share-based payment expenses		1,102	691
Total adjustments of non-cash items		49,961	26,530

Changes in working capital	Note	H1 2025	H1 2024
Inventories		(1,230)	885
Trade receivables, contract assets, prepayments and other receivables		(175,692)	(28,599)
Trade and other payables		(9,983)	8,250
Provisions		-	(2,156)
Receivables from related parties	10	-	5
Payables to related parties	10	(22)	(87)
Deferred revenue		40,984	11,031
Net change in working capital		(145,943)	(10,671)

Note 8

Issued share capital

	No. of shares (in
EUR’000	thousands)	Total
1 January 2024	311,409	41,838
Issued in February 2024 for capital increase	39,521	5,301
Issued in June 2024 for capital increase	28	4
30 June 2024	350,958	47,143
30 June 2025	350,958	47,143

As of 30 June 2025, the Group had share capital amounting to DKK 350,958 thousand, equal to EUR 47,143 thousand, consisting of 350,957,583 shares of nominal DKK 1 each.

All shares have equal rights.

Treasury shares

On 30 May 2025, the Company completed a share buy-back programme to fulfil share-based incentive obligations resulting in the repurchase of 395,200 shares of a nominal price of DKK 1 each at an average price of NOK 49.90 and corresponding to an aggregate amount of EUR 1.7 million, including commission. On June 30, 2025, the Company holds 478,345 shares.

Note 9

Financial risk management

Financial risk factors

The Group’s activities expose it to market risk, including currency risk and interest rate risk, credit risk and liquidity risk.

The financial risk management of the Group is performed by the Management of Cadeler and overseen by the Board of Directors and Audit Committee. The fair value of the Group’s financial assets and liabilities as of 30 June 2025 does not deviate materially from the carrying amounts as of 30 June 2025.

Financial risks and how the Group manages them, are addressed in Note 23 to the consolidated financial statements in Annual Report 2024. The risks in 2025 remain similar in nature.

Quantitative and qualitative disclosures about market risk

Currency risk

The largest currency exposure of the Group relates to future instalments for the new A-class and M-class vessels in USD (USD 919 million). More details can be found in Note 24 to the consolidated financial statements in Annual Report 2024 with regard to the hedging instruments used to mitigate this currency risk. Management and the Board of Directors evaluate the potential cost and benefits of currency exposure on an ongoing basis.

Interest rate risk

The Group’s current exposure to the risk of changes in market interest rates relates primarily to the Green Corporate Facility, the P-class facility, the M-class facility, the Wind Keeper Bridge Facility and the Holdco facility. More details can be found in Note 24 to the consolidated financial statements in Annual Report 2024 with regard to the hedging instruments used to mitigate this risk.

The Green Corporate Facility and Holdco facility are based on a EURIBOR 3M interest rate plus a margin. The EURIBOR interest rate has a floor of 0bps and was 2.0% and 3.8% on 30 June 2025 and 30 June 2024, respectively.

Liquidity risk

The Group manages liquidity risk by maintaining sufficient cash and available funding through committed credit facilities to enable it to meet its operational requirements and instalments for the newbuild vessels signed. Please refer to Note 11 for a detailed disclosure of the contract obligation for the construction of the newbuild vessels.

Note 9

Financial risk management

Continued from previous page

The following table shows a detailed disclosure of the Group’s debt facilities:

As of 30 June 2025	Committed (EUR millions)
EUR Millions	Utilised	Repayments	Unutilised
Secured
Green Corporate Facility (RCF + term loan)	350	(13)	100
Green Corporate Facility - Guarantee	143	-	57
Total New Debt Facility	493	(13)	157
P-Class Facility	421	(18)	-
M-Class Facility I & II	212	(4)	208
A-Class Facility I & II	-	-	525
Wind Keeper Bridge Facility	150	-	-
Unsecured
HoldCo Facility	125	-	-
Total (excluding Guarantee facility)	1,259	(34)	833

Change in debt to credit institutions during the period:

EUR’000	30 June 2025	30 June 2024
Debt to credit institutions at 1 January	571,017	205,572
Loans repayment	(23,829)	-
New loan	661,167	130,000
New loan fees	(11,259)	(499)
New loan interest	2,173	-
Non cash interest	(884)	4,300
Total debt to credit institutions at end of period	1,198,385	339,373
Current	204,785	4,344
Non-current	993,600	335,029

Total fees paid in H1 2025 as per Consolidated Statement of Cash Flows amounts to EUR 17.1 million (H1 2024: EUR 1.7 million) of which EUR 5.8 million (H1 2024: EUR 1.2 million) have been included in Prepayments.

1The difference between EUR 1,259 million and the carrying amount of EUR 1,198 million is mainly related to interest and fees.

Note 9

Financial risk management

Continued from previous page

Fair value measurement

The Group measures derivatives at fair value at each balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the balance sheet date.

There are no significant changes in the methods used in determining the fair value of the derivative financial instruments. Please refer to Note 24 to the consolidated financial statements in the Annual Report 2024 for a detailed description of the derivative financial instruments of the Group.

As of 30 June 2025, the fair value of the derivative assets amounted to EUR 1.6 million, a decrease of EUR 17.9 million compared to EUR 18.5 million at 31 December 2024, and derivative liabilities amounted to EUR 30.9 million, an increase of EUR 14.5 million compared to EUR 16.4 million on 31 December 2024. The variation is mainly driven by a shift in market expectations towards interest rate cuts, prompted by easing inflation and signs of weaker economic data, which led to lower rates and a weaker USD.

As of June 30, 2025, derivatives measured at fair value through profit or loss amounted to a EUR 315 thousand gain (FY 2024: EUR 26 thousand gain).

The fair value hierarchy for the above derivative financial instruments is Level 2.

The table below shows the fair value of derivatives:

EUR’000	30 June 2025	31 December 2024

Derivative assets measured at fair value
Interest from IRS recycled through OCI	-	228
Interest rate swap	919	1,287
FX forward contracts	-	6,849
FX Option collars	-	4,764
Time value of FX Option collars through OCI	721	5,340
Total derivative assets	1,640	18,468

Derivative liabilities measured at fair value
Interest recycled through OCI	336	-
Interest rate swap	16,978	16,231
FX forward contracts	3,410	-
FX Option collars	9,360	-
Time value of FX Option collars through OCI	1,125	209
Derivatives ineffective hedges	(315)	(26)
Total derivative liabilities	30,894	16,414

Note 10

Related Party Transactions

The following significant transactions took place between the Company and related parties within the BW Group and Scorpio Holdings on terms agreed between the parties:

EUR’000	H1 2025	H1 2024
Purchases of services from related parties	(3,510)	(4,567)
BW Group Limited (including subsidiaries)	(3,270)	(3,905)
Scorpio Holdings Limited (including subsidiaries)	(240)	(662)

EUR’000	30 June 2025	31 December 2024
Receivables from related parties at reported period	214	214
Scorpio Holdings Limited (including subsidiaries)	214	214
Payables to related parties at reported period	201	223
BW Group Limited (including subsidiaries)	159	181
Scorpio Holdings Limited (including subsidiaries)	42	42

Related party transactions over the reporting period are primarily linked to guarantee fees issued by the BW Group Limited, costs related to training expenses by BW Maritime and administrative expenses to Scorpio Services Holding.

BW Group has provided COSCO with a guarantee in respect of the sums payable by Cadeler in accordance with the new contract signed for the construction of the third A-class vessel. Under this guarantee arrangement, certain fees are payable by the Group to BW Group until the guarantees are discharged in full. Aside from this, Cadeler has not engaged in significant transactions with the members of its Board of Directors or Executive Management, apart from ordinary course remuneration. Cadeler has not provided or granted any loans or guarantees to its directors or Executive Management members.

Note 11

Commitments and pledges

The Group’s commitments relate to the future instalments for the new A-class and M-class vessels.

The table below shows the remaining instalments for the newbuild vessels:

As of 30 June 2025

Millions	P-Class	M-Class	A-Class	Total
Contract amount in EUR	220	-	299	519
Contract amount in USD	390	655	794	1,839
Total contract amount translated to EUR	573	597	982	2,152
Commitment amount in EUR	-	-	57	57
Commitment amount in USD	-	195	724	919
Commitment amount translated to EUR	-	166	673	839

P-class vessels

In March 2025, EUR 176.7 million (USD 192.9 million) was paid towards the final instalment for Wind Pace.

M-class vessels

In January 2025, EUR 198.2 million (USD 190.3 million) was paid towards the final instalment for Wind Maker. Additionally, EUR 31.5 million (USD 32.4 million) was paid as an instalment towards the delivery of Wind Mover. The remaining scheduled payments are due in 2026 upon delivery of Wind Mover.

A-class vessels

In February 2025 and May 2025, EUR 15.9 million and EUR 31.8 million, respectively, were paid towards instalments for A-class vessels. The remaining scheduled payments will fall between 2025 and 2027.

Note 12

Events after reporting period

Wind Keeper Facility

On 21 July 2025, Cadeler and its subsidiary, Wind Keeper Limited, entered into a Green Term Loan Facility of up to EUR 125 million (with a 5-year tenor) (the "Wind Keeper Facility") with DNB, KfW-IPEX and SpareBank 1 SR-Bank, securing the refinancing, in substantial part, of the Wind Keeper Bridge Facility with a long-term facility.

Statement
by Management

Statement by Management

The Board of Directors and the Executive Board have today discussed and approved the interim condensed consolidated financial statements of Cadeler A/S for the period 1 January to 30 June 2025.

The interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, along with additional Danish disclosure requirements under the Danish Financial Statements Act for interim reports of listed companies.

In our opinion, the interim condensed consolidated financial statements give a true and fair view of the financial position of the Group on 30 June 2025 and of the results of its operations and cash flows for the six-month period ended 30 June 2025.

Further, in our opinion, the Managements review gives a fair review of the development in the Group’s operations and financial matters, results for the period financial position as well as a description of material risks and uncertainties that the Group faces.

Copenhagen, 26 August 2025

Executive Management

Mikkel Gleerup CEO	Peter Brogaard Hansen CFO

Board of Directors

Andreas Sohmen-Pao

Emanuele Lauro

Andrea Abt

Colette Cohen

James B. Nish

Ditlev Wedell-Wedellsborg

Thomas Thune

Forward-looking
statements

Forward-Looking statements

The Annual Report, as referred to in this document, and the Interim Financial Report contain certain forward-looking statements relating to the business, financial performance and results of the Company and/or the industry in which it operates.

Forward-looking statements concern future circumstances, results and other statements that are not historical facts, sometimes identified by the words “believes”, “expects”, “predicts”, “intends”, “projects”, “plans”, “estimates”, “aims”, “foresees”, “anticipates”, “targets”, and similar expressions. The forward-looking statements contained in the Annual Report and the Interim Financial Report-including assumptions, opinions, views of the Company or citations from third-party sources are solely opinions and forecasts which are subject to risks, uncertainties, and other factors that may cause actual events to differ materially from any anticipated development. Such factors may, for example include a change in the price of raw materials.

None of the Company or any of its parent or subsidiary undertakings or any such person’s officers or employees provides any assurance that the assumptions underlying such forward-looking statements are free from errors nor does any of them accept any responsibility for the future accuracy of the opinions expressed in the Annual Report and the Interim Financial Report or the actual occurrence of the forecasted developments.

The Company assumes no obligation, except as required by law, to update any forward-looking statements or to conform these forward-looking statements to its actual results.

The Annual Report and the Interim Financial Report contain information obtained from third parties. You are advised that such third-party information has not been prepared specifically for inclusion in the Annual Report and the Interim Financial Report and the Company has not undertaken any independent investigation to confirm the accuracy or completeness of such information.

Several other factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by statements and information in the Annual Report and the Interim Financial Report.

Should any risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the Annual Report and the Interim Financial Report.

No representation or warranty (express or implied) is made as to, and no reliance should be placed on, any information, including projections, estimates, targets and opinions, contained herein, and no liability whatsoever is accepted as to any errors, omissions or misstatements contained herein. Accordingly, neither the Company nor any of its subsidiaries or shareholders or any officers, directors, board members or employees accept any liability whatsoever arising directly or indirectly from the use of the Annual Report and the Interim Financial Report.

Alternative performance measures

Non-IFRS financial measures

To supplement its financial information presented in accordance with IFRS, the Group uses certain non-IFRS metrics, including EBITDA, when measuring performance, including when measuring current period results with prior periods. Because of their non-standardised definition, these non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures used by other companies. These supplemental non-IFRS measures are presented solely to allow investors to more fully understand how the Group Management assesses underlying performance.

These supplemental non-IFRS measures are not, and should not, be viewed as a substitute for IFRS measures. Management believes the presentation of these non-IFRS measures provides investors with greater transparency and supplemental data relating to the Group’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business and operating performance. In addition, Management believes the presentation of these non-IFRS measures is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of Management’s control.

As a performance measure, the Group uses EBITDA: Earnings before interest, tax, depreciation, amortisation, and foreign exchange gains/losses.

EBITDA is calculated as shown below:

EUR’000	H1 2025	H1 2024
Operating profit or loss as reported in the statement of profit	167,954	(1,363)
Right-of-use asset amortisation	763	657
Depreciation and amortisation	43,799	22,433
EBITDA	212,516	21,727

Alternative performance measures

Continued from previous page

Financial ratios and operational metrics

Return on assets	Profit/loss from operating activities Average assets

Return on equity	Profit/loss for the year Average equity

Equity ratio	Equity, year-end Total equity and liabilities, year-end

Contracted days	Number of on hire days in the fiscal year (in total for all vessels)

Utilisation	Contracted days Days in the year (365*all vessels)

Contract backlog (As of report release date)

The total value of all customer contracts, both firm and options, that are not yet recognised as revenue as of the reporting date, but includes all new contracts signed up to the release date of the annual or interim report. Firm days are counted at full committed amounts. The contract backlog in 2025 assumes that 100% of counterparty options are exercised with 50% classified as non-contingent and the remaining 50% as contingent. The definition also includes any contracts where revenue recognition has started but not yet been completed as of the reporting date. The contract backlog excludes VRAs.

Non-financial definitions

Vessel reservation agreements (VRA)

A time-limited agreement with a third party to secure the availability of one or more of Cadeler’s vessels for a fixed period in the future, pending the negotiation of full contractual terms. Cadeler is generally entitled to receive a fee in the event that a VRA is cancelled or allowed to expire without full contractual terms having been entered into with the relevant counterpart.

Final Investment Decision (FID)	Where a project remains subject to counterparty FID, the relevant counterpart has not yet publicly announced its final decision to commit to the development and operation of the project.

Net financials	Net of finance income and finance costs.

Cadeler
Kalvebod Brygge 43
DK-1560 Copenhagen V
Denmark

+45 3246 3100

www.cadeler.com